UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑

          On March 23, 2010, Telvent GIT, S.A. (the “Company”) entered into a syndicated facilities agreement, governed by Spanish law, with ING Bank N.V. London Branch (as agent); ING Belgium, S.A.; Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid; Caja de Ahorros y Pensiones de Barcelona; Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España (collectively, as lenders), for an aggregate principal amount of €170,000,000.
          The facilities are structured in two tranches, a term loan facility up to €100,000,000 and a revolving facility up to €70,000,000. The purpose of the term loan facility is mainly to refinance the following credit agreements:
•	Amending Novation Agreement and Syndicated Financing Agreement, dated May 21, 2009, between the Company, certain guarantors identified therein, and Caja de Ahorros y Monte de Piedad de Madrid, Caixa d’Estalvis i Pensions de Barcelona and ING Belgium S.A., Sucursal en España (as lenders); and

•	Loan Agreement, dated September 11, 2009, by and between the Company (as borrower), Telvent Export, S.L., Telvent Tráfico y Transporte, S.A., Telvent Energía, S.A., Telvent Farradyne Inc., Telvent USA, Inc., Telvent Traffic North America Inc., Telvent Canada, LTD, Telvent Brasil, S.A., Telvent Portugal, S.A., Telvent Mexico, S.A. de Capital Variable, Telvent Housing, S.A., Telvent Outsourcing, S.A., Telvent Servicios Compartitidos, S.A., Telvent Interactiva, S.A., Telvent Environment, S.A., Matchmind Holding, S.L., Telvent Miner & Miner (as guarantors) and Caja de Ahorros y Pensiones de Barcelona (as lender);
and also to payoff the following debt instruments:
•	Machinery Financial Leasing Agreement, dated October 11, 2007, by and among, ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal En España and Bancantabria Inversiones, S.A., E.F.C., Telvent Housing, S.A. and the Company (as guarantor); and

•	Credit Agreement, dated May 31, 2006, between Bank of America, N.A. (successor to LaSalle Bank National Association) and Telvent Traffic North America Inc., as amended.
The purpose of the revolving facility is to finance general corporate purposes of the Company and its subsidiaries as well as payment of the costs, expenses and fees associated with these refinancing transactions.
          The syndicate facilities agreement provides for the obligation to have the facilities guaranteed from the date of the first drawdown of the facilities by any of the companies representing, jointly, at least 85% of the Company’s consolidated EBITDA and gross assets. The Company’s subsidiaries, Telvent Export, S.L.; Telvent Tráfico y Transporte, S.A.; Telvent Energía, S.A.; Telvent Housing S.A.; Telvent Outsourcing, S.A.; Telvent Servicios Compartidos, S.A.; Telvent Environment, S.A., Telvent Interactiva and Matchmind Holding, S.L. act as initial guarantors under the syndicated facilities agreement.
          The Company is entitled to make a single drawdown of the term loan facility within its availability period (from March 23, 2010 up to 60 days after this date). The revolving facility can be drawn down any time from March 23, 2010 up to one month before the maturity of the syndicated facilities agreement.
          The Company needs to comply with certain conditions precedent for the first drawdown of both facilities, including, among others, the accession of Telvent Farradyne Inc., Telvent U.S.A., Inc., Telvent Canada, Ltd., Telvent Brasil, S.A. and Telvent México, S.A. de C.V. to the syndicated facilities agreement as guarantors.
          The syndicated facilities agreement may voluntarily be prepaid at any time, and the aggregate amount of the facilities may be reduced at the Company’s option. The syndicated facilities agreement is subject to mandatory prepayment based upon the occurrence of certain events that are specified in the syndicated facilities agreement.
          The revolving facility is required to be repaid no later than March 10, 2013 or, if the existing credit agreement of Telvent DTN, Inc. is refinanced on the terms set out in the syndicated facilities agreement, March 23, 2014. The mandatory repayment schedule for the term loan facility is set forth below:

DATE	AMOUNT
March 23, 2011	€10,000,000
March 23, 2012	€20,000,000
March 10, 2013	€70,000,000
However, if the existing facility agreement of Telvent DTN, Inc. is refinanced on the terms set out in the syndicated facilities agreement, the mandatory repayment schedule for the term loan facility will be as follows:

DATE	AMOUNT
March 23, 2011	€10,000,000
March 23, 2012	€20,000,000
March 23, 2013	€30,000,000
March 23, 2014	€40,000,000
          The term loan facility’s interest rate will be calculated on the basis of EURIBOR (3 or 6 months) plus a spread of 3.00%. The revolving facility’s interest rate will be calculated on the basis of EURIBOR (1, 3 or 6 months) plus a spread of 3.00%. However, as from March 23, 2011, based on the Company’s prior financial statements the spread in connection with both facilities will vary depending on the leverage ratio (Net Financial Debt/EBITDA) in accordance with the following ratchet:

LEVERAGE RATIO	Margin
Above or equal to 2.5x	3.00%
Below 2.5x and equal or above to 2.0x	2.50%
Below 2.0x and equal or above to 1.5x	2.25%
Below 1.5x	2.00%
          The syndicated facilities agreement includes usual and customary representations and warranties, affirmative and negative covenants, and events of default typical in such a transaction of this size and type.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: March 23, 2010